FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of July 2007

RadView Software Ltd.
(Translation of Registrant’s Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-67086, 333-101321, 333-99237, 333-138719), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

RadView Enters into a Non-binding Term Sheet for the Purchase of a Product Line

RadView has recently entered into a non-binding term sheet with a global provider of software solutions, for the purchase of a certain product line.

The acquisition, of which there can be no assurance, would represent a major expansion of RadView’s business. The purchase price would be payable in a combination of cash, ordinary shares and non-recourse notes.

As part of the transaction, RadView intends to hire many of the employees currently involved in the purchased product line.

Consummation of the transaction is not certain and is subject to the satisfactory completion of RadView’s due diligence, the negotiation and execution of a definitive agreement on terms acceptable to RadView and to the satisfaction of closing conditions appearing therein.

In the event a definitive agreement shall be entered into, the Company shall provide additional information on the final transaction.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd. (Registrant) By: /s/ Limor Stoller —————————————— Limor Stoller Vice President of Finance

Dated: July 31, 2007

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